Exhibit 99.1
E-House Reports Third Quarter and First Nine Months of 2011 Results
SHANGHAI, China, November 22, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2011.
Third Quarter 2011 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold increased by 19% year-on-year to 3.6 million square meters. Total value of new properties sold increased by 14% year-on-year to RMB29.6 billion ($4.6 billion)[1].

•	Total revenues increased by 23% year-on-year to $109.3 million.

•	Non-GAAP[2] income from operations decreased by 69% year-on-year to $7.2 million.

•	Non-GAAP net loss attributable to E-House shareholders was $0.5 million or $0.01 loss per diluted American depositary share (“ADS”).
First Nine Months of 2011 Financial and Operating Highlights
•
Total GFA of new properties sold was 9.2 million square meters for the first nine months of 2011, an increase of 19% from the same period of 2010. Total value of new properties sold was RMB81.7 billion ($12.6 billion) for the first nine months of 2011, an increase of 25% from the same period of 2010.

•	Total revenues were $284.2 million for the first nine months of 2011, an increase of 23% from the same period of 2010.

•	Non-GAAP income from operations was $24.8 million for the first nine months of 2011, a decrease of 61% from the same period of 2010.

•	Non-GAAP net income attributable to E-House shareholders was $9.2 million, or $0.11 per diluted ADS, for the first nine months of 2011, a decrease of 79% from the same period of 2010.
“The challenging conditions for the real estate industry in China continued in the third quarter,” said Mr. Xin Zhou, E-House’s executive chairman. “While we were able to achieve growth in our primary agency business in terms of total GFA and value of new homes sold, the average sell-through rates for most of our projects remained low. Since the beginning of the fourth quarter, market sentiment has weakened further, with total transaction volume for October down as much as 50% year on year in tier-one cities, where moderate price discounts have failed to generate meaningful volume increases. Furthermore, our consulting and online business, which had maintained healthy growth in the first three quarters of this year and shown resilience against short-term industry fluctuations, started to slow down in the fourth quarter as developers cut back on land purchases and early-stage project preparation and reduced advertising spending when they didn’t see prospects of strong volume rebound in the near term.”

[1]
This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.4144 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the third quarter of 2011.

[2]
E-House uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income, (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou continued, “In this challenging market, we will continue to focus on providing innovative service to our clients. While each of our business units will continue to offer differentiated services to our clients, we will increasingly seek to combine our teams and resources to provide comprehensive online and offline solutions, as well as expand distribution channels for our projects, allowing developers to see a direct link between their advertising spending and increased sales. We are confident that our new e-commerce platform will be an effective model of combining online advertising with offline distribution and transactions to deliver a comprehensive solution for real estate developers.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, added, “In addition to challenging market conditions, our results in the third quarter were negatively impacted by goodwill impairment loss related to our online business, which we acquired in 2009, and unrealized loss from short-term investments in marketable securities. We expect market conditions in the fourth quarter to worsen with potentially a sequential decline in total transaction volume, despite the fourth quarter traditionally being the peak season for real estate transactions. Additionally, as we discussed earlier this year, the delay in our revenue recognition as a result of tight credit supply has continued and will negatively impact our results.”
Financial Results for the Third Quarter and First Nine Months of 2011
Revenues
Third quarter total revenues were $109.3 million, an increase of 23% from $88.6 million for the same quarter of 2010. For the first nine months of 2011, total revenues were $284.2 million, an increase of 23% from $231.3 million for the same period of 2010.
Primary Real Estate Agency Services
Third quarter revenues from primary real estate agency services were $40.2 million, an increase of 3% from $39.2 million for the same quarter of 2010. This increase was mainly due to a 19% increase in total GFA of new properties sold and a 14% increase in total transaction value of new properties sold, partially offset by a decrease in the average commission rate from 1.0% for the third quarter of 2010 to 0.9% for the same quarter of 2011. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)
For the first nine months of 2011, revenues from primary real estate agency services were $112.8 million, a decrease of 1% from $113.5 million for the same period of 2010. This decrease was mainly due to a decrease in the average commission rate from 1.2% for the first nine months of 2010 to 0.9% for the same period of 2011, partially offset by a 25% increase in the total transaction value of new properties sold.
Secondary Real Estate Brokerage Services
Third quarter revenues from secondary real estate brokerage services were $4.4 million, a decrease of 11% from $4.9 million for the same quarter of 2010. This decrease was mainly due to the decrease in real estate sales transaction volumes, partially offset by an increase in rental transaction volume.
For the first nine months of 2011, revenues from secondary real estate brokerage services were $14.8 million, an increase of 5% from $14.1 million for the same period of 2010. This increase was mainly due to the combined effect of an increase in rental transaction volume as well as increases in the average unit selling price, partially offset by a decrease of total transaction value of secondary real estate sold.
As of September 30, 2011, E-House had a total of 107 secondary real estate brokerage stores in eight cities in China, compared to 133 stores as of September 30, 2010 and 112 as of June 30, 2011. The Company closed a number of stores in Shanghai during the first nine months of 2011 in order to reduce costs and optimize its store network by enhancing its presence in certain districts and closing unprofitable stores elsewhere.

Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting, online and other services in China. Third quarter revenues from CRIC were $64.1 million, an increase of 47% from $43.7 million for the same quarter of 2010. This was mainly attributable to a 106% year-on-year increase from $19.1 million to $39.3 million in revenues from CRIC’s online segment as a result of growth in real estate online advertising and gains in CRIC’s market share.
For the first nine months of 2011, revenues from CRIC were $154.9 million, an increase of 52% from $101.8 million for the same period of 2010. This was mainly attributable to a 118% year-on-year increase from $41.7 million to $90.7 million in revenues from CRIC’s online segment as a result of growth in real estate online advertising and gains in CRIC’s market share.
Cost of Revenues
Third quarter cost of revenues was $46.5 million, an increase of 74% from $26.7 million for the same quarter of 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, additional costs associated with CRIC’s Baidu, Inc. (“Baidu”) channels and amortization of the exclusive right to sell Baidu’s real estate Brand Link products to real estate developers in China starting in August 2011.
For the first nine months of 2011, cost of revenues was $108.6 million, an increase of 56% from $69.6 million for the same period of 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, the addition of real estate promotional event business starting from the second quarter of 2010, the addition of Baidu real estate channels starting from the third quarter of 2010 and additional amortization of the exclusive right to sell Baidu’s real estate Brand Link products to real estate developers in China starting in August 2011.
Selling, General and Administrative (“SG&A”) Expenses
Third quarter SG&A expenses were $69.4 million, an increase of 37% from $50.6 million for the same quarter of 2010, primarily due to increases in (1) salary, rental and travel expenses for the Company’s primary real estate agency service segment, (2) salary, commission and bonus expenses associated with additional sales and administrative staff and marketing expenses paid to Baidu for CRIC’s online business, (3) salary expenses associated with additional sales and administrative staff for CRIC’s information and consulting business and (4) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and the first quarter of 2011.
For the first nine months of 2011, SG&A expenses were $190.7 million, an increase of 43% from $133.0 million for the same period of 2010. This increase was primarily due to increases in (1) salary, rental and travel expenses for the Company’s primary real estate agency service segment, (2) salary, commission and bonus expenses associated with additional sales and administrative staff and expenses paid to Baidu for CRIC’s online business, (3) salary and bonus expenses associated with additional sales and administrative staff for CRIC’s information and consulting business and (4) share-based compensation expenses.

Goodwill Impairment Charge
A substantial portion of goodwill on the Company’s balance sheet relates to the acquisition of the Company’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. CRIC’s online unit, which had increased its revenue by more than 100% in the first nine months of 2011 despite government policies, started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Company believes that this will result in slower than previously expected growth for its online business over the next several quarters. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Company’s assets against their carrying amount in accordance with U.S. GAAP. The Company concluded that the carrying amount of its online assets was higher than their current fair value and consequently recorded a goodwill impairment charge of $417.8 million during the third quarter of 2011.
Income (Loss) from Operations
Third quarter loss from operations was $424.4 million, compared to income from operations of $11.3 million for the same quarter of 2010. This loss was mainly due to the $417.8 million goodwill impairment charge of CRIC’s online segment. Third quarter non-GAAP income from operations was $7.2 million, a decrease of 69% from $23.2 million for the same quarter of 2010.
For the first nine months of 2011, loss from operations was $432.9 million, compared to income from operations of $28.7 million for the same period of 2010. The loss was mainly due to the $417.8 million goodwill impairment charge of CRIC’s online segment. For the first nine months of 2011, non-GAAP income from operations was $24.8 million, a decrease of 61% from $64.4 million in the same period of 2010.
Net Income (Loss)
Third quarter net loss was $425.6 million, compared to net income of $9.6 million for the same quarter of 2010. Third quarter non-GAAP net income was $5.3 million, compared to $20.8 million for the same quarter of 2010. In addition to the decrease in non-GAAP income from operations, the decrease in non-GAAP net income was also attributable to an unrealized loss from short-term investments in marketable securities of $7.3 million, partially offset by government subsidies of $4.3 million.
For the first nine months of 2011, net loss was $433.1 million, compared to net income of $31.4 million for the same period of 2010. Non-GAAP net income for the first nine months of 2011 was $23.6 million, compared to $65.1 million in the same period of 2010. In addition to the decrease in non-GAAP income from operations, the decrease in non-GAAP net income for the first nine months of 2011 was also attributable to an unrealized loss from short-term investments of $10.0 million, partially offset by government subsidies of $5.6 million.
Net Income (Loss) Attributable to E-House Shareholders
Third quarter net loss attributable to E-House shareholders was $235.3 million, or $2.97 loss per diluted ADS, compared to net income attributable to E-House shareholders of $5.9 million, or $0.07 per diluted ADS, for the same quarter of 2010. Third quarter non-GAAP net loss attributable to E-House shareholders was $0.5 million, or $0.01 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $13.2 million, or $0.16 per diluted ADS, for the same quarter of 2010.
For the first nine months of 2011, net loss attributable to E-House shareholders was $242.5 million, or $3.02 loss per diluted ADS, compared to net income attributable to E-House shareholders of $23.2 million, or $0.28 per diluted ADS, for the same period of 2010. Non-GAAP net income attributable to E-House shareholders for the first nine months of 2011 was $9.2 million, or $0.11 per diluted ADS, compared to $44.9 million, or $0.55 per diluted ADS, for the same period of 2010.

Cash Flow
As of September 30, 2011, the Company had a cash balance of $347.7 million.
Third quarter 2011 net cash generated from operating activities was $3.1 million. This amount was mainly attributable to non-GAAP net income of $5.3 million.
Third quarter 2011 net cash used in investing activities was $25.0 million. This amount was mainly attributable to a $5.5 million investment in affiliates, $6.3 million acquisition of new subsidiaries and $13.4 million purchase of property and equipment as well as intangible assets.
Third quarter 2011 net cash used in financing activities was $28.2 million. This amount was mainly due to the payment of $27.8 million for share repurchases by the Company and CRIC.
Business Outlook
The Company estimates that its revenues for the fourth quarter of 2011 will be in the range of $102 million to $104 million, compared to $125.2 million in the same quarter in 2010. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on November 22, 2011 at 8:15 a.m. U.S. Eastern Time (9:15 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
U.S./International:+1-718-354-1231
Hong Kong:           +852-2475-0994
Mainland China:     800-819-0121
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until November 29, 2011:
International: +1-718-354-1232
Passcode:       28296733
Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 170 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income, (3) net income attributable to E-House shareholders (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries is that these expenses charges have been and will continue to be significant recurring expenses in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Kelly Qian
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0730
E-mail: ir@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	September 30,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	543,818	347,704
Restricted cash	6,985	2,087
Marketable securities	16,564	6,549
Customer deposits	90,617	120,877
Accounts receivable, net	174,114	218,253
Properties held for sale	4,458	3,450
Deferred tax assets	17,285	16,837
Prepaid expenses and other current assets	22,052	38,608
Amounts due from related parties	19	1,511

Total current assets	875,912	755,876
Property and equipment, net	21,303	25,249
Intangible assets, net	183,912	221,119
Investment in affiliates	10,161	26,468
Goodwill	453,140	49,224
Other non-current assets	13,838	45,115

Total assets	1,558,266	1,123,051

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8,149	5,742
Accrued payroll and welfare expenses	37,853	36,222
Income tax payable	42,276	24,761
Other tax payable	14,765	16,098
Amounts due to related parties	5,155	1,116
Advance from property buyers	7,619	1,501
Deferred revenue	7,973	12,357
Other current liabilities	16,309	35,736

Total current liabilities	140,099	133,533
Deferred tax liabilities	40,152	43,102
Other non-current liabilities	1,375	22,442

Total liabilities	181,626	199,077

Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,752,526 and 78,703,087 shares issued and outstanding, as of December 31, 2010 and September 30, 2011, respectively	81	79
Additional paid-in capital	672,621	682,024
Subscription receivables	(65)	—
Retained earnings (Accumulated deficit)	200,823	(72,699)
Accumulated other comprehensive income	27,640	42,935

Total E-House equity	901,100	652,339
Non-controlling interests	475,540	271,635

Total equity	1,376,640	923,974

TOTAL LIABILITIES AND EQUITY	1,558,266	1,123,051

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2011	2010	2011
Revenues	88,634	109,301	231,307	284,226
Cost of revenues	(26,710)	(46,462)	(69,581)	(108,603)
Selling, general and administrative expenses	(50,609)	(69,434)	(133,037)	(190,716)
Goodwill impairment charge	—	(417,822)	—	(417,822)

Income (Loss) from operations	11,315	(424,417)	28,689	(432,915)
Interest income	738	636	2,123	1,948
Other income (expenses), net	1,358	(4,223)	6,037	(6,723)

Income (Loss) before taxes, and equity in affiliates	13,411	(428,004)	36,849	(437,690)
Income tax benefit (expense)	(3,749)	2,460	(5,324)	5,120

Income (loss) before equity in affiliates	9,662	(425,544)	31,525	(432,570)
Loss from equity in affiliates	(45)	(26)	(123)	(496)

Net income (loss)	9,617	(425,570)	31,402	(433,066)
Less: net income (loss) attributable to non-controlling interests	3,669	(190,288)	8,172	(190,574)

Net income (loss) attributable to E-House shareholders	5,948	(235,282)	23,230	(242,492)

Earnings (Loss) per share:
Basic	0.07	(2.97)	0.29	(3.02)
Diluted	0.07	(2.97)	0.28	(3.02)
Shares used in computation:
Basic	80,283,790	79,087,425	80,224,258	80,210,915
Diluted	81,290,540	79,087,425	81,160,354	80,210,915

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3549 on September 30, 2011 and USD1 = RMB6.4144 for the three months ended September 30, 2011.

E-HOUSE (CHINA) HOLDINGS LIMITED
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2011	2010	2011
GAAP income (loss) from operations	11,315	(424,417)	28,689	(432,915)
Share-based compensation expense	6,667	8,155	20,057	23,690
Amortization of intangible assets resulting from business acquisitions	5,237	5,645	15,672	16,215
Goodwill impairment charge	—	417,822	—	417,822

Non-GAAP income from operations	23,219	7,205	64,418	24,812

GAAP net income (loss)	9,617	(425,570)	31,402	(433,066)
Share-based compensation expense (net of tax)	6,667	8,155	20,057	23,690
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,550	4,853	13,623	14,074
Loss from the disposal of subsidiaries (net of tax)	—	—	—	1,054
Goodwill impairment charge	—	417,822	—	417,822

Non-GAAP net income	20,834	5,260	65,082	23,574

Net income (loss) attributable to E-House Shareholder	5,948	(235,282)	23,230	(242,492)
Share-based compensation expense (net of tax and non-controlling interests)	4,800	5,995	14,430	17,516
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,413	2,593	7,194	7,463
Loss from disposal of subsidiaries (net of tax and non-controlling interests)	—	—	—	565
Goodwill impairment charge (net of non-controlling interests)	—	226,183	—	226,183

Non-GAAP net income (loss) attributable to E-House shareholders	13,161	(511)	44,854	9,235

GAAP net income (loss) per ADS — basic	0.07	(2.97)	0.29	(3.02)

GAAP net income (loss) per ADS — diluted	0.07	(2.97)	0.28	(3.02)

Non-GAAP net income (loss) per ADS — basic	0.16	(0.01)	0.56	0.12

Non-GAAP net income (loss) per ADS — diluted	0.16	(0.01)	0.55	0.11

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	80,283,790	79,087,425	80,224,258	80,210,915

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	81,290,540	79,087,425	81,160,354	80,210,915

Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	81,290,540	79,087,425	81,160,354	80,688,211

CONFIDENTIAL DRAFT	2.8.2011 SH
E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2011	2010	2011
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	3,005	3,576	7,714	9,216
Total value of new properties sold (millions of RMB)	25,906	29,622	65,612	81,725
Total value of new properties sold (millions of $)	3,869	4,641	9,700	12,600